                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D-A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           BRIGHAM EXPLORATION COMPANY
                                (Name of Issuer)


                     COMMON STOCK $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   109178 10 3
                                 (CUSIP Number)




                                Lindsay Hollister
                           Credit Suisse First Boston
                                11 Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                  MARCH 5, 2001
             (Date of event which requires filing of this Statement)


[ ]      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:


                         (Continued on following pages)

                                  (Page 1 of 7)

  CUSIP NO. 109178 10 3                           Page 2 of 7 Pages
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1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       CREDIT SUISSE FIRST BOSTON, ON BEHALF OF THE
       CREDIT SUISSE FIRST BOSTON BUSINESS UNIT
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2.     Check the Appropriate Box if a Member of a Group
[ ]                                                  (a)
[X]                                                  (b)
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3.     SEC Use Only


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4.     Source of Funds
       NOT APPLICABLE

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5.     Check Box if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(d) or 2(e)


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6.     Citizenship or Place of Organization

       SWITZERLAND

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Number of                  7.   Sole Voting Power
Shares                          SEE ITEM 5
Beneficially               8.   Shared Voting Power
Owned by                        SEE ITEM 5
Each Reporting             9.   Sole Dispositive Power
Person With                     SEE ITEM 5
                           10.  Shared Dispositive Power
                                SEE ITEM 5
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         SEE ITEM 5

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12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares


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13.      Percent of Class Represented by Amount in Row (11)

         SEE ITEM 5

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14.      Type of Reporting Person

         BK, HC, OO

================================================================================

  CUSIP NO. 109178 10 3                           Page 3 of 7 Pages
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ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 1 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated as of January 10, 2001 (the "Original 13D"). The Original 13D related to the common stock, $0.01 par value per share (the "Common Stock"), of Brigham Exploration Company, a Delaware corporation (the "Company"), that may be acquired upon exercise of warrants (the "Warrants") to purchase 6,666,667 shares of Common Stock (the "Warrant Shares"). This Amendment No. 1 to Schedule 13D reports the acquisition of additional warrants (the "New Warrants") to purchase 2,105,263 shares of Common Stock (the "New Warrant Shares"). The principal executive offices of the Company are at 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Original 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         The response set forth in Item 2 of the Original 13D is hereby amended as follows:

         (i) by deleting the third paragraph and replacing it with the following:

         "As of November 3, 2000, CSFBI acquired all of the voting stock of Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation, which was renamed Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), and the following entities became indirect subsidiaries of CSFBI: (1) DLJMB Funding III, Inc., a Delaware corporation ("Funding III"); (2) DLJ ESC II L.P., a Delaware limited partnership ("ESC II"); (3) DLJ LBO Plans Management Corporation, a Delaware corporation ("LBO"); (4) DLJ Merchant Banking Partners III, L.P., a Delaware limited partnership ("MBP"); (5) DLJ Merchant Banking III, LLC, a Delaware limited liability company ("MBIII LLC"); (6) DLJ Merchant Banking III, Inc., a Delaware corporation ("MBIII Inc."); (7) DLJ Offshore Partners III, C.V., a Netherlands Antilles limited partnership ("Offshore") and (8) DLJ Capital Investors, Inc., a Delaware corporation ("DLJCI" and together with the entities listed in (1) through (7) above the "DLJ Entities").

         MBP is a Delaware limited partnership which makes investments for long term appreciation. MBIII LLC is the Associate General Partner of MBP. MBIII Inc. is the managing General Partner of MBP. MBIII LLC and MBIII Inc. make the investment decisions on behalf of MBP.

         Offshore is a Netherlands Antilles limited partnership which makes investments for long term appreciation. MBIII LLC is the Associate General Partner of Offshore. MBIII Inc. is the Advisory General Partner of Offshore. MBIII LLC and MBIII Inc. make the investment decisions on behalf of Offshore.

         MBIII LLC is a Delaware limited liability company. As the Associate General Partner of MBP, MBIII LLC, in conjunction with MBIII Inc., participates in investment decisions made on behalf of MBP. MBIII Inc. is the managing member of MBIII LLC.

         MBIII Inc. is a Delaware corporation and is a registered investment adviser. As the Managing General Partner of MBP, and the Advisory General Partner of Offshore, MBIII Inc. is responsible for the management of these entities and, in conjunction with MBIII LLC, participates in investment decisions made on behalf of these entities. MBIII Inc. is a wholly owned subsidiary of DLJCI."

         (ii) by replacing all references to "Schedules A through F" with references to "Schedules A through G."

  CUSIP NO. 109178 10 3                           Page 4 of 7 Pages
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

     The response set forth in Item 3 of the Original 13D is amended by adding the following sentence after the first sentence: "The purchase price for the purchase of the New Warrants was funded through a combination of capital contributions from limited partners and internally generated funds of Funding III, ESC II, MBP and Offshore."

ITEM 4.  PURPOSE OF TRANSACTION.

     The response set forth in Item 4 of the Original 13D is amended by deleting Paragraphs 5 and 6 and inserting the following:

     "On March 5, 2001, Funding III purchased from the Company warrants to purchase 141,869 shares of Common Stock (the "New Funding III Warrants"), ESC II purchased from the Company warrants to purchase 371,789 shares of Common Stock (the "New ESC II Warrants"), MBP purchased from the Company warrants to purchase 1,527,154 shares of Common Stock (the "New MBP Warrants") and Offshore purchased from the Company warrants to purchase 64,451 shares of Common Stock (the "New Offshore Warrants") pursuant to a Securities Purchase Agreement dated March 5, 2001 by and among the Company, Funding III, ESC II, MBP and Offshore (the "New Securities Purchase Agreement"). The transaction closed into escrow pursuant to an escrow agreement dated March 5, 2001. The New Warrants are exercisable after stockholder approval of the New Warrants and the issuance of the New Warrants to Funding III, ESC II, MBP and Offshore, which approval is anticipated to occur at the Company annual stockholders meeting scheduled for May 10, 2001. The New Warrants are exercisable at a price of $4.75 per share (the "New Exercise Price") and expire on March 5, 2011. The New Exercise Price may be paid in cash or by the delivery of shares of Series A Preferred Stock issued and sold to Funding III, ESC II, MBP and Offshore, based on 100% of the stated value of such shares, plus accrued dividends thereon. In addition, the New Warrants must be exercised upon the written request by the Company if the reported trading price per share of Common Stock exceeds $7.125 per share for sixty consecutive trading days.

     The New Exercise Price and number of shares of Common Stock purchasable upon exercise of the New Warrants are subject to ordinary and customary antidilution adjustments in the case of mergers, consolidations, reclassifications, stock splits or dividend distributions in the form of securities of the Company. The New Exercise Price is also subject to an antidilution adjustment on a weighted-average basis for the issuance of additional shares of Common Stock or securities that are exercisable for or convertible into Common Stock, other than options granted under employee benefit plans ("Common Stock Equivalents"), at a price per share that is less than the average of the high and low trading price per share of Common Stock for the twenty days immediately preceeding the date such issuance was authorized by the board of directors of the Company (the "Market Price"). Notwithstanding the preceding sentence, until March 5, 2003, if the Company issues (i) additional shares of Common Stock at a price per share less than the then current New Exercise Price, then the New Exercise Price then in effect shall be adjusted to equal the price per share of such newly-issued shares of Common Stock, and (ii) Common Stock Equivalents having an exercise or conversion price that is less than the then current New Exercise Price, then the New Exercise Price then in effect shall be adjusted to equal the exercise or conversion price per share of such newly-issued Common Stock Equivalent. In addition, if an adjustment is made to the New Exercise Price as a result of the issuance of additional shares of Common Stock or Common Stock Equivalents, then the number of shares of Common Stock that may be acquired upon exercise of the New Warrants shall also be adjusted to a number of shares equal to (i) the number of shares of Common Stock that may be acquired upon exercise of the New Warrants immediately prior to such issuance, multiplied by (ii) a fraction, the numerator of which is the New Exercise Price immediately

  CUSIP NO. 109178 10 3                           Page 5 of 7 Pages
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prior to such issuance, and the denominator of which is the New Exercise Price immediately after such issuance.

     No adjustments shall be made to the New Exercise Price upon the issuance of additional shares of Common Stock pursuant to (i) the exercise of warrants or options outstanding as of the date the New Warrants were issued, (ii) the exercise of options granted under a employee benefit plan having a strike price that is not less than the lesser of Market Price or the fair market value per share as determined under the plan, or (iii) a public offering by the Company.

     Pursuant to the terms of the New Securities Purchase Agreement, simultaneous with their acquisitions of the New Warrants, Funding III purchased 33,694 shares of Series A Preferred Stock; ESC II purchased 88,300 shares of Series A Preferred Stock; MBP purchased 362,699 shares of Series A Preferred Stock and Offshore purchased 15,307 shares of Series A Preferred Stock. Dividends accrue on the Series A Preferred Stock at a rate of six percent per annum of the stated value of $20.00 per share, which dividends may be paid in cash or in-kind. If dividends are paid in kind, the dividend rate shall increase to 8% per annum. The shares of Series A Preferred Stock are senior in right of dividends and liquidation to the Common Stock and are not convertible into Common Stock. The Company may, at its option, redeem the Series A Preferred Stock at any time at 101% of its stated value. The Series A Preferred Stock is also mandatorily redeemable on November 1, 2010.

     Under the terms of the New Securities Purchase Agreement, Funding III, ESC II, MBP and Offshore have agreed not to acquire any additional shares of voting securities of the Company prior to March 5, 2002, without the consent of the board of directors of the Company.

     Funding III, ESC II, MBP and Offshore acquired the Funding III Warrants, ESC II Warrants, New Funding III Warrants, the New ESC II Warrants, the New MBP Warrants and the New Offshore Warrants, respectively, for general investment purposes. Funding III, ESC II, MBP and Offshore reserve the right to change their respective business intent. Subject to the agreements discussed herein or in the Original 13D or attached hereto or to the Original 13D, and to market conditions and other factors, any of Funding III, ESC II, MBP, Offshore or other affiliates of CSFB-USA may acquire or dispose of shares of Common Stock from time to time in the future. Any of Funding III, ESC II, MBP or Offshore may enter into agreements with third parties relating to acquisitions of shares of Common Stock, or open market, privately negotiated or other transactions and may enter into agreements with management of the Company relating to acquisitions of shares of Common Stock by members of management, issuances of options to management or may affect other similar agreements or transactions. Except as set forth herein, none of Funding III, ESC II, MBP or Offshore has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety.

     (a)-(b) As of the date of this Amendment No. 1 to Schedule 13D, Funding III directly holds Warrants and New Warrants convertible into 6,178,536 shares of Common Stock and has the shared power to vote and direct the disposition of such Warrants and New Warrants in accordance with the relationships described in Item 2 of the Original 13D.

  CUSIP NO. 109178 10 3                           Page 6 of 7 Pages
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     As of the date of this Amendment No. 1 to Schedule 13D, ESC II directly holds Warrants and New Warrants convertible into 1,001,789 shares of Common Stock and has the shared power to vote and direct the disposition of such Warrants and New Warrants in accordance with the relationships described in Item 2 of the Original 13D.

     As of the date of this Amendment No. 1 to Schedule 13D, MBP directly holds New Warrants convertible into 1,527,154 shares of Common Stock and has the shared power to vote and direct the disposition of such New Warrants in accordance with the relationships described in Item 2 of the Original 13D.

     As of the date of this Amendment No. 1 to Schedule 13D, Offshore directly holds New Warrants convertible into 64,451 shares of Common Stock and has the shared power to vote and direct the disposition of such New Warrants in accordance with the relationships described in Item 2 of the Original 13D.

     As a result of the holdings of the Company's securities described above, the Reporting Person may be deemed to beneficially own indirectly 8,771,930 shares of Common Stock, representing 35.4% of the outstanding shares of Common Stock.

     (c) Except as described herein or in the Original 13D, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Persons listed on Schedules A through F to the Original 13D and on Schedule G of this Amendment No. 1 effected any transaction in Common Stock since January 10, 2001.

     (d) Not applicable

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Unchanged.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1      Securities Purchase Agreement dated March 5, 2001

Exhibit 2 Warrant Certificate No. 1 representing rights to purchase 141,869 shares of Company Common Stock (Warrant Certificate No. 2, representing rights to purchase 371,789 shares of Company Common Stock; Warrant Certificate No. 3 representing rights to purchase 1,527,154 shares of Company Common Stock; and Warrant Certificate No. 4 representing rights to purchase 64,451 shares of Company Common Stock are in substantially the same form as Warrant Certificate No. 1).

Exhibit 3      First Amendment to Registration Rights Agreement dated March 5,
               2001

Exhibit 4      Escrow Agreement dated March 5, 2001

  CUSIP NO. 109178 10 3                           Page 7 of 7 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: April 9, 2001

                            CREDIT SUISSE FIRST BOSTON, ACTING SOLELY ON BEHALF OF THE CREDIT SUISSE FIRST BOSTON BUSINESS UNIT


                            By:  /s/ LINDSAY HOLLISTER
                               ------------------------------------------------
                            Name:    Lindsay Hollister
                                 ----------------------------------------------
                            Title:   Managing Director
                                  ---------------------------------------------

                                    SCHEDULES

     The following is hereby added as Schedule G:

                                                                      Schedule G

                 Executive Board Members and Executive Officers

                                       of

                         DLJ Merchant Banking III, Inc.

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the MBIII Inc.. The business address of MBIII Inc. 277 Park Avenue, New York, NY 10172.



Name and Title                        Business Address                 Principal Occupation               Citizenship
--------------                        ----------------                 --------------------               -----------
Lawrence M.v.D. Schloss               277 Park Avenue                  Global Head of Private Equity,     USA
Chairman                              New York, NY 10172               Credit Suisse First Boston
                                                                       business unit

Hamilton E. James                     277 Park Avenue                  Co-Head of Investment Banking,     USA
Managing Director                     New York, NY 10172               Credit Suisse First Boston
                                                                       business unit

Nicole S. Arnaboldi                   277 Park Avenue                  Managing Director and Chief        USA
Managing Director                     New York, NY 10172               Administrative Officer, Credit
                                                                       Suisse First Boston business unit

Thompson Dean                         277 Park Avenue                  Managing Director, Private         USA
Managing Partner                      New York, NY 10172               Equity, Credit Suisse First
                                                                       Boston business unit

Carlos Garcia                         277 Park Avenue                  Managing Director, Private         USA
Managing Director                     New York, NY 10172               Equity, Credit Suisse First
                                                                       Boston business unit

Peter T. Grauer                       277 Park Avenue                  Managing Director, Credit Suisse   USA
Managing Director                     New York, NY 10172               First Boston business unit

David L. Jaffe                        277 Park Avenue                  Managing Director, Private         USA
Managing Director                     New York, NY 10172               Equity, Credit Suisse First
                                                                       Boston business unit

Reid S. Perper                        277 Park Avenue                  Managing Director, Private         USA
Managing Director                     New York, NY 10172               Equity, Credit Suisse First
                                                                       Boston business unit


Andrew H. Rush                        277 Park Avenue                  Managing Director, Private         USA
Managing Director                     New York, NY 10172               Equity, Credit Suisse First
                                                                       Boston business unit

Susan C. Schnabel                     2121 Avenue of the Stars         Managing Director, Private         USA
Managing Director                     33rd floor                       Equity, Credit Suisse First
                                      Los Angeles, CA  90067           Boston business unit

Ivy B. Dodes                          277 Park Avenue                  Senior Vice President/Principal,   USA
Senior Vice President and             New York, NY 10172               DLJ Merchant Banking, Inc.
Assistant General Counsel

Edward A. Poletti                     277 Park Avenue                  Principal, DLJ Merchant Banking,   USA
Principal and Controller              New York, NY 10172               Inc.

Mark A. Competiello                   277 Park Avenue                  Senior Vice President and Tax      USA
Vice President and Tax Manager        New York, NY 10172               Officer, DLJ Securities
                                                                       Corporation

Karl R. Wyss                          277 Park Avenue                  Managing Director, Private         USA
Managing Director                     New York, NY 10172               Equity, Credit Suisse First
                                                                       Boston business unit

Stuart S. Flamberg                    277 Park Avenue                  Senior Vice President and Tax      USA
Director of Taxes                     New York, NY 10172               Officer, DLJ Securities
                                                                       Corporation

Michael S. Isikow                     277 Park Avenue                  Principal, DLJ Merchant Banking    USA
Principal                             New York, NY 10172               Group

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER         DESCRIPTION
------         -----------
  1            Securities Purchase Agreement dated March 5, 2001

  2 Warrant Certificate No. 1 representing rights to purchase 141,869 shares of Company Common Stock (Warrant Certificate No. 2, representing rights to purchase 371,789 shares of Company Common
               Stock; Warrant Certificate No. 3 representing rights to purchase
               1,527,154 shares of Company Common Stock; and Warrant Certificate
               No. 4 representing rights to purchase 64,451 shares of Company
               Common Stock are in substantially the same form as Warrant
               Certificate No. 1).

  3            First Amendment to Registration Rights Agreement dated March 5,
               2001

  4            Escrow Agreement dated March 5, 2001